SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2 )
Under the Securities Exchange Act of 1934
WEBSTER FINANCIAL CORPORATION
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
947890109
(CUSIP Number)
SCOTT A. ARENARE, ESQ.
Managing Director and General Counsel
WARBURG PINCUS LLC
450 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 878-0600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices of Communication)
Copy to:
MITCHELL S. EITEL, ESQ.
ANDREW R. GLADIN, ESQ.
SULLIVAN & CROMWELL LLP
125 BROAD STREET
NEW YORK, NY 10004
(212) 558-4000
December 10, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D , and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Warburg Pincus Private Equity X, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0849130

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,125,000 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

20,125,000 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,125,000 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.89%*

14	TYPE OF REPORTING PERSON

PN
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes (i) 44,570 shares of Series C perpetual participating preferred stock, par value $0.01 per share (the “Series C Preferred Stock”), of Webster Financial Corporation (“WBS”), that will convert on December 17, 2009 into 4,457,000 shares of common stock, par value $0.01 per share (the “Common Stock”), of WBS, (ii) the A1-Warrant exercisable for 1,843,100 shares of Common Stock; and (iii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.
* Calculation is based on the total number of shares of Common Stock, including 71,168,321 shares of Common Stock outstanding as of the close of business on October 20, 2009, 4,457,000 shares of Common Stock issuable upon conversion of the Series C Preferred Stock, 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant.

1	NAME OF REPORTING PERSONS Warburg Pincus X Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0869910

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,125,000 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

20,125,000 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,125,000 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.89%*

14	TYPE OF REPORTING PERSON

PN
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes (i) 44,570 shares of Series C perpetual participating preferred stock, par value $0.01 per share (the “Series C Preferred Stock”), of Webster Financial Corporation (“WBS”), that will convert on December 17, 2009 into 4,457,000 shares of common stock, par value $0.01 per share (the “Common Stock”), of WBS, (ii) the A1-Warrant exercisable for 1,843,100 shares of Common Stock; and (iii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.
* Calculation is based on the total number of shares of Common Stock, including 71,168,321 shares of Common Stock outstanding as of the close of business on October 20, 2009, 4,457,000 shares of Common Stock issuable upon conversion of the Series C Preferred Stock, 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant.

1	NAME OF REPORTING PERSONS Warburg Pincus X L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403670

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,125,000 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

20,125,000 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,125,000 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.89%*

14	TYPE OF REPORTING PERSON

PN
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes (i) 44,570 shares of Series C perpetual participating preferred stock, par value $0.01 per share (the “Series C Preferred Stock”), of Webster Financial Corporation (“WBS”), that will convert on December 17, 2009 into 4,457,000 shares of common stock, par value $0.01 per share (the “Common Stock”), of WBS, (ii) the A1-Warrant exercisable for 1,843,100 shares of Common Stock; and (iii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.
* Calculation is based on the total number of shares of Common Stock, including 71,168,321 shares of Common Stock outstanding as of the close of business on October 20, 2009, 4,457,000 shares of Common Stock issuable upon conversion of the Series C Preferred Stock, 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant.

1	NAME OF REPORTING PERSONS Warburg Pincus X LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403605

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,125,000 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

20,125,000 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,125,000 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.89%*

14	TYPE OF REPORTING PERSON

OO
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes (i) 44,570 shares of Series C perpetual participating preferred stock, par value $0.01 per share (the “Series C Preferred Stock”), of Webster Financial Corporation (“WBS”), that will convert on December 17, 2009 into 4,457,000 shares of common stock, par value $0.01 per share (the “Common Stock”), of WBS, (ii) the A1-Warrant exercisable for 1,843,100 shares of Common Stock; and (iii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.
* Calculation is based on the total number of shares of Common Stock, including 71,168,321 shares of Common Stock outstanding as of the close of business on October 20, 2009, 4,457,000 shares of Common Stock issuable upon conversion of the Series C Preferred Stock, 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant.

1	NAME OF REPORTING PERSONS Warburg Pincus Partners, LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-4069737

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,125,000 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

20,125,000 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,125,000 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.89%*

14	TYPE OF REPORTING PERSON

OO
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes (i) 44,570 shares of Series C perpetual participating preferred stock, par value $0.01 per share (the “Series C Preferred Stock”), of Webster Financial Corporation (“WBS”), that will convert on December 17, 2009 into 4,457,000 shares of common stock, par value $0.01 per share (the “Common Stock”), of WBS, (ii) the A1-Warrant exercisable for 1,843,100 shares of Common Stock; and (iii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.
* Calculation is based on the total number of shares of Common Stock, including 71,168,321 shares of Common Stock outstanding as of the close of business on October 20, 2009, 4,457,000 shares of Common Stock issuable upon conversion of the Series C Preferred Stock, 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant.

1	NAME OF REPORTING PERSONS Warburg Pincus & Co. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-6358475

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,125,000 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

20,125,000 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,125,000 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.89%*

14	TYPE OF REPORTING PERSON

PN
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes (i) 44,570 shares of Series C perpetual participating preferred stock, par value $0.01 per share (the “Series C Preferred Stock”), of Webster Financial Corporation (“WBS”), that will convert on December 17, 2009 into 4,457,000 shares of common stock, par value $0.01 per share (the “Common Stock”), of WBS, (ii) the A1-Warrant exercisable for 1,843,100 shares of Common Stock; and (iii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.
* Calculation is based on the total number of shares of Common Stock, including 71,168,321 shares of Common Stock outstanding as of the close of business on October 20, 2009, 4,457,000 shares of Common Stock issuable upon conversion of the Series C Preferred Stock, 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant.

1	NAME OF REPORTING PERSONS Warburg Pincus LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-3536050

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,125,000 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

20,125,000 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,125,000 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.89%*

14	TYPE OF REPORTING PERSON

OO
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes (i) 44,570 shares of Series C perpetual participating preferred stock, par value $0.01 per share (the “Series C Preferred Stock”), of Webster Financial Corporation (“WBS”), that will convert on December 17, 2009 into 4,457,000 shares of common stock, par value $0.01 per share (the “Common Stock”), of WBS, (ii) the A1-Warrant exercisable for 1,843,100 shares of Common Stock; and (iii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.
* Calculation is based on the total number of shares of Common Stock, including 71,168,321 shares of Common Stock outstanding as of the close of business on October 20, 2009, 4,457,000 shares of Common Stock issuable upon conversion of the Series C Preferred Stock, 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant.

1	NAME OF REPORTING PERSONS Charles R. Kaye S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,125,000 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

20,125,000 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,125,000 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.89%*

14	TYPE OF REPORTING PERSON

IN
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes (i) 44,570 shares of Series C perpetual participating preferred stock, par value $0.01 per share (the “Series C Preferred Stock”), of Webster Financial Corporation (“WBS”), that will convert on December 17, 2009 into 4,457,000 shares of common stock, par value $0.01 per share (the “Common Stock”), of WBS, (ii) the A1-Warrant exercisable for 1,843,100 shares of Common Stock; and (iii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.
* Calculation is based on the total number of shares of Common Stock, including 71,168,321 shares of Common Stock outstanding as of the close of business on October 20, 2009, 4,457,000 shares of Common Stock issuable upon conversion of the Series C Preferred Stock, 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant.

1	NAME OF REPORTING PERSONS Joseph P. Landy S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,125,000 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

20,125,000 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,125,000 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.89%*

14	TYPE OF REPORTING PERSON

IN
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes (i) 44,570 shares of Series C perpetual participating preferred stock, par value $0.01 per share (the “Series C Preferred Stock”), of Webster Financial Corporation (“WBS”), that will convert on December 17, 2009 into 4,457,000 shares of common stock, par value $0.01 per share (the “Common Stock”), of WBS, (ii) the A1-Warrant exercisable for 1,843,100 shares of Common Stock; and (iii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.
* Calculation is based on the total number of shares of Common Stock, including 71,168,321 shares of Common Stock outstanding as of the close of business on October 20, 2009, 4,457,000 shares of Common Stock issuable upon conversion of the Series C Preferred Stock, 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant.

     This Amendment No. 2 amends and restates the Schedule 13D (the “Initial Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 5, 2009, as amended and restated by Amendment No. 1 to the Initial Statement filed with the SEC on October 16, 2009 (as amended and restated, this “Statement”) and is being filed on behalf of the Warburg Pincus Reporting Persons (as defined below). Information in respect of each Warburg Pincus Reporting Person (as defined below) is given solely by such Warburg Pincus Reporting Person and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person.
Item 1. Security and Issuer
     This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Webster Financial Corporation, a Delaware corporation (“WBS”). The principal executive offices of WBS are located at 145 Bank Street, Waterbury, CT 06702.
Item 2. Identity and Background
(a) This Statement is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (including Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership, “WP X”), Warburg Pincus X L.P., a Delaware limited partnership and the general partner of WP X (“WP X LP”), Warburg Pincus X LLC, a Delaware limited liability company and the general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP X LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP X (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Warburg Pincus Reporting Persons”). The agreement among the Warburg Pincus Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), has been attached as Exhibit 1 to the Initial Statement.
(b) The address of the principal business and principal office of the Warburg Pincus Reporting Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017. The general partners of WP and the members and managing directors of WP LLC and their respective business addresses are set forth on Schedule I hereto, which is incorporated herein by reference.
(c) The principal business of WP X is that of making private equity and related investments. The principal business of WP X LP is acting as general partner of WP X. The principal business of WP X LLC is acting as general partner of WP X LP. The principal business of WP Partners is acting as general partner to certain private equity funds and as the sole member of WP X LLC. The principal business of WP is acting as the managing member of WP Partners. The principal business of WP LLC is managing certain private equity funds, including WP X. The principal business of each Mr. Kaye and Mr. Landy is acting as Managing General Partner of WP and Co-President and Managing Member of WP LLC. The principal occupation of each of the general partners of WP and the members and managing directors of WP LLC is set forth on Schedule I hereto, which is incorporated herein by reference.
(d) During the last five years, none of the Warburg Pincus Reporting Persons and, to the knowledge of the Warburg Pincus Reporting Persons, none of the partners, members and managing directors named on Schedule I, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Warburg Pincus Reporting Persons and, to the knowledge of the Warburg Pincus Reporting Persons, none of the partners, members and managing directors named on Schedule I, have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) WP X, WP X LP and WP X LLC are organized under the laws of Delaware. WP Partners, WP and WP LLC are organized under the laws of New York. Messrs. Kaye and Landy are citizens of the United States of America, and except as otherwise indicated on Schedule I, each of the individuals referred to on Schedule I hereto is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     As more fully described in Item 4 below, on July 27, 2009, WBS and WP X entered into an Investment Agreement (the “Investment Agreement”). Pursuant to the Investment Agreement and immediately following the execution thereof, WP X purchased 4,024,600 shares of Common Stock, an A-Warrant, Series 1, and a B-Warrant, Series 1, (together, the “First Closing Securities”) for an aggregate purchase price of $40,246,000 in cash. On October 15, 2009, following receipt of certain regulatory approvals and pursuant to the Investment Agreement, WP X purchased an additional (i) 3,018,400 shares of Common Stock and (ii) 44,570 shares of Series C Preferred Stock and received (iii) an A-Warrant, Series 2, and (iv) a B-Warrant, Series 2, (the securities listed in (i)-(iv), collectively, the “Second Closing Securities”) for an aggregate purchase price of $74,754,000 in cash. The funds used by WP X were obtained from working capital. The total investment made by WP X is $115,000,000.
Item 4. Purpose of the Transaction
     The purchases by WP X of the First Closing Securities and the Second Closing Securities were effected because of the belief that the Common Stock represented an attractive investment. The Warburg Pincus Reporting Persons beneficially own the Common Stock as an investment.
     The Investment Agreement
     On July 27, 2009, WP X entered into the Investment Agreement with WBS, pursuant to which WP X agreed, subject to the terms and conditions of the Investment Agreement, to invest $115,000,000 in WBS through a direct purchase of newly issued common stock, non-voting participating preferred stock and warrants (the “Investment”). Under the terms of the Investment Agreement, WP X agreed to purchase in the aggregate: (i) 7,043,000 shares of Common Stock, (ii) 44,570 shares of Series C Preferred Stock automatically convertible in the circumstances described below into an aggregate of 4,457,000 shares of Common Stock, (iii) two series of A-Warrants collectively exercisable following the satisfaction of certain conditions for an aggregate of 8,625,000 shares of Common Stock and (iv) two series of contingent B-Warrants, which would have become exercisable for an aggregate of 5,500,000 shares of Common Stock only if the Stockholder Approvals were not obtained prior to February 28, 2010 (such date, the “Meeting End Date”). Because the Stockholder Approvals were obtained on December 10, 2009, prior to the Meeting End Date, the B-Warrants have expired and were never exercised. The Investment, including the exercise of the A-Warrants, is generally subject to the requirement that WP X not own more than 24.9% of any class of voting securities of WBS as calculated under applicable regulations of the Board of Governors of the Federal Reserve System (the “Ownership Limit”).
     Pursuant to the Investment Agreement, on July 27, 2009, WP X purchased 4,024,600 shares of Common Stock, of the total amount it had agreed to purchase under the Investment Agreement, in exchange for a cash payment to WBS of $40,246,000. At that time, WP X also received an A-Warrant, Series 1 (the “A1-Warrant”) and a B-Warrant, Series 1 (the “B1-Warrant”). Pursuant to the Investment Agreement, on October 15, 2009, following the receipt of certain regulatory approvals, WP X purchased an additional (i) 3,018,400 shares of Common Stock and (ii) 44,570 shares of Series C Preferred Stock in exchange for $74,754,000 in cash, and received (iii) an A-Warrant, Series 2 (the “A2-Warrant,” and together with the A1-Warrant, the “A-Warrants”) and (iv) a B-Warrant, Series 2 (the “B2-Warrant,” and together with the B1-Warrant, the “B-Warrants”). The B-Warrants have expired upon receipt of the Stockholder Approvals on December 10, 2009 and were never exercised.
     The following is a description of the material terms of the Investment Agreement, the First Closing Securities and the Second Closing Securities:
     Stockholder Approvals. Pursuant to the Investment Agreement, on December 10, 2009, WBS obtained the approval of its stockholders of (i) the issuance of shares of Common Stock in connection with the conversion of the Series C Preferred Stock and Series D Preferred Stock, if any, into, and exercise of the A-Warrants for, Common Stock, for purposes of Section 312.03 of the New York Stock Exchange Listed Company Manual (“Section 312.03”) and (B) the amendment of WBS’ Second Restated Certificate of Incorporation (the “Certificate”) to remove Subsection 2 of Article 10 of the Certificate (collectively, the “Stockholder Approvals”). Subsection 2 of Article 10 of the Certificate previously prohibited any stockholder from acquiring 10% or more of the voting stock of WBS unless the acquisition of such voting power was approved by two-thirds of WBS’ stockholders. Upon receipt of the Stockholder Approvals, the B-Warrants have expired and were never exercised.
     Board Representation. Also pursuant to the Investment Agreement, WP X is entitled to maintain a representative on the Board of Directors of WBS (the “Board”) for so long as it beneficially owns 9.9% (subject to adjustment) of outstanding shares of Common Stock (assuming conversion of all of the Preferred Stock and exercise of all of the Warrants). Effective July 27, 2009, WBS elected, at WP X’s request, David A. Coulter to the Board as WP X’s representative. WP X is also entitled to an observer who may attend Board meetings in the absence of Mr. Coulter or his successor for so long as WP X beneficially owns 4.9% of outstanding shares of Common Stock.
     Effect of a Change in Control. Pursuant to the terms of the Investment Agreement, WBS shall not directly or indirectly effect, or cause to be effected, any transaction with a third party that would reasonably be expected to result in a change in control unless such third party shall have provided prior assurance in writing to WP X that the terms of the Investment Agreement shall be fully performed.
     Certain Restrictions. The Investment Agreement places certain restrictions on the ability of WP X and its affiliates to transact in the securities of WBS without the prior written approval of WBS until such time as WP X no longer owns 9.9% of the outstanding shares of Common Stock. Such restrictions include the ability of WP X to (1) acquire (or offer, agree or propose to acquire, other than as contemplated in the Investment Agreement) beneficial ownership of any voting securities of WBS above the Ownership Limit; (2) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of any voting securities of WBS or any subsidiary of WBS; (3) call a meeting of the stockholders of WBS, or seek, propose or act to influence or control the management, the Board or policies of WBS; (4) enter into or agree, offer, propose or seek to enter into any acquisition, merger or other business combination relating to all or part of WBS or any of its subsidiaries or any acquisition for all or part of the assets of WBS or any of its subsidiaries or any of their respective businesses; and certain other restrictions.
     Transfer Restrictions. In addition, WP X may not transfer any securities of WBS acquired pursuant to the Investment Agreement (including the securities reported in this Statement) without the prior approval of a majority of independent directors of WBS in one or more transactions, to any person or group if such person or group would collectively own more than 4.9% of the outstanding voting power of WBS or more than 4.9% of any class of voting securities of WBS. This restriction will not apply to any transfer in a broadly distributed offering conducted by an independent broker-dealer that involves only sales to institutional investors. The restriction also ceases to apply if WBS enters into a definitive agreement, the consummation of which would result in a change in control, or if any person commences and does not withdraw a bona fide public tender or exchange offer, which, if consummated, would result in a change in control.
     A-Warrants. The A1-Warrant and A2-Warrant are exercisable, subject to the Ownership Limit, to purchase 1,843,100 shares of Common Stock and 6,781,900 shares of Common Stock, respectively, at a price per underlying common share of: (i) $10.00 from the respective date of issuance to and including the twenty-four month anniversary of such issuance; (ii) $11.50 from and excluding the twenty-four month anniversary of such issuance to and including the forty-eight month anniversary of such issuance; and (iii) $13.00 thereafter until expiration on the seventh anniversary of the date of such issuance. Exercise of the A-Warrants for Common Stock is subject to any restrictions or limitations under applicable laws and regulations (including any approval applicable under Section 312.03). To the extent that the A-Warrants are otherwise exercisable by WP X but receipt of Common Stock would cause WP X to violate the Ownership Limit, WP X may exercise the A-Warrants for Series D Preferred Stock, which is only convertible into Common Stock in the hands of a third party transferee in a widely dispersed offering.
     Each of the A-Warrants includes customary anti-dilution provisions. In addition, under the terms of the Investment Agreement, WP X has certain preemptive rights to maintain its relative ownership percentage in WBS through additional purchases in the event of subsequent issuances by WBS.
     B-Warrants. The B-Warrants would have only become exercisable if the Stockholder Approvals were not obtained by the Meeting End Date. Because the Stockholder Approvals were obtained on December 10, 2009, prior to the Meeting End Date, the B-Warrants have expired and were never exercised.
     Series C Preferred Stock. The rights, preferences and privileges of the Perpetual Participating Preferred Stock, Series C (the “Series C Preferred Stock”) and the Non-Voting Perpetual Participating Preferred Stock, Series D (the “Series D Preferred Stock,” and, together with the Series C Preferred Stock, the “Preferred Stock”) are set forth in the respective Certificates of Designations WBS filed with the Secretary of State of the State of Delaware. Each share of Series C Preferred Stock bears a dividend that mirrors any dividend payable on the shares of Common Stock underlying such share of Series C Preferred Stock. On December 17, 2009, following receipt of the Stockholder Approvals on December 10, 2009, each share of Series C Preferred Stock will automatically convert into 100 shares of Common Stock (subject to customary anti-dilution adjustments, if any). At such time, each share of Series C Preferred Stock shall cease to be outstanding and any rights, preferences and privileges associated with the Series C Preferred Stock shall terminate and become void, except as otherwise provided in its Certificate of Designations.
     Series D Preferred Stock. Each share of the Series D Preferred Stock will be mandatorily convertible upon transfer in any widely dispersed offering into 100 shares of Common Stock (subject to customary anti-dilution adjustments). The Series D Preferred Stock will never be convertible in the hands of WP X. Each share of Series D Preferred Stock bears a dividend that mirrors any dividend payable on the shares of Common Stock underlying such share of Series D Preferred Stock.
     The Preferred Stock is not redeemable by either WBS or by the holders. Holders of the Preferred Stock do not have any voting rights, including the right to elect any directors, other than customary limited voting rights with respect to matters affecting the rights and privileges of the applicable series of Preferred Stock.
     The foregoing summary of the Investment Agreement, the A-Warrants, the B-Warrants and the terms contained in the certificates of designations of the Series C Preferred Stock and Series D Preferred Stock is not intended to be complete and is qualified in its entirety by reference to the full text of the Investment Agreement, A1-Warrant, B1-Warrant, A2-Warrant, B2-Warrant, Certificate of Designations for the Series C Preferred Stock and the Certificate of Designations for the Series D Preferred Stock, attached hereto as Exhibits 2, 3, 4, 5, 6, 7 and 8, respectively, and incorporated herein by reference.
     On October 15, 2009, Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. and WBS entered into a letter agreement (the “Letter Agreement”). In connection with the Letter Agreement, Warburg Pincus Private Equity X, L.P. has assigned to Warburg Pincus X Partners, L.P. its rights under the Investment Agreement to receive (i) 93,571 shares of Common Stock on October 15, 2009, (ii) 1,382 shares of Series C Preferred Stock on October 15, 2009, and (iii) 3.1% of the aggregate number of shares of Common Stock if and when Warburg Pincus Private Equity X, L.P. exercises any of the A-Warrants. The foregoing summary of the Letter Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, attached hereto as Exhibit 9 and incorporated herein by reference.

     Additional Disclosure
     Except as set forth herein, none of the Warburg Pincus Reporting Persons nor, to the best of their knowledge, any person listed on Schedule I, has any plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) As of December 10, 2009, WP X may be deemed to beneficially own 20,125,000 shares of Common Stock, representing approximately 23.89% of the outstanding shares of Common Stock (based on 71,168,321 shares of Common Stock outstanding as of the close of business on October 20, 2009, 4,457,000 shares of Common Stock that will be issued on December 17, 2009 upon conversion of the Series C Preferred Stock, 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant).
     Due to their respective relationships with WP X and each other, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 20,125,000 shares of Common Stock. Each of WP X LP, WP X LLC, WP Partners, WP, WP LLC, Messrs. Kaye and Landy and the individuals listed on Schedule I hereto disclaims beneficial ownership of the shares of Common Stock, shares of the Series C Preferred Stock and the A-Warrants, in which WP X has beneficial ownership, except to the extent of any indirect pecuniary interest therein. Except as described in this Item 5(a), no person listed in Item 2 of this Statement is a beneficial owner of the Common Stock in which WP X has beneficial ownership.
(b) See Item 5(a) above.
(c) On July 27, 2009, WP X entered into the Investment Agreement with WBS and on July 27, 2009 acquired 4,024,600 shares of Common Stock, the A1-Warrant to purchase 1,843,100 shares of Common Stock and the B1-Warrant, for an aggregate purchase price of $40,426,000. On October 15, 2009, pursuant to the Investment Agreement, WP X acquired 3,018,400 shares of Common Stock, 44,570 shares of Series C Preferred Stock, the A2-Warrant to purchase 6,781,900 shares of Common Stock and the B2-Warrant, for an aggregate purchase price of $74,754,000. On December 10, 2009, the B-Warrants have expired upon receipt of the Stockholder Approvals. On December 17, 2009, 44,570 shares of Series C Preferred Stock held by WP X will automatically convert into 4,457,000 shares of Common Stock. Descriptions of the investment by WP X and of the securities related thereto are included in Item 4 of this Statement.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The responses set forth in Item 4 hereof are incorporated by reference in their entirety.
     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Warburg Pincus Reporting Persons entered into an agreement on August 5, 2009, with respect to the joint filing of the Initial Statement and any amendment or amendments thereto, including this Statement (the “Joint Filing Agreement”). The Joint Filing Agreement has been attached as Exhibit 1 to the Initial Statement and is incorporated herein by reference.
     Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of WBS.
Item 7. Material To Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of August 5, 2009, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus X L.P., Warburg Pincus X LLC, Warburg Pincus Partners, LLC, Warburg Pincus & Co., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy*

Exhibit 2	Investment Agreement, dated as of July 27, 2009, by and between Webster Financial Corporation and Warburg Pincus Private Equity X, L.P. (incorporated by reference to Exhibit 10.1 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)*

Exhibit 3	A-Warrant, Series 1, dated as of July 27, 2009, to purchase 1,843,100 Shares of Common Stock of WBS (incorporated by reference to Exhibit 4.1 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)*

Exhibit 4	B-Warrant, Series 1, dated as of July 27, 2009, to purchase 1,175,300 shares of Common Stock (incorporated by reference to Exhibit 4.2 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)*

Exhibit 5	Form of A-Warrant, Series 2 (incorporated by reference to Exhibit 4.3 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)*

Exhibit 6	Form of B-Warrant, Series 2 (incorporated by reference to Exhibit 4.4 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)*

Exhibit 7	Form of Certificate of Designations of Perpetual Participating Preferred Stock, Series C, of Webster Financial Corporation (incorporated by reference to Exhibit 3.1 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)*

Exhibit 8	Form of Certificate of Designations of Non-Voting Perpetual Participating Preferred Stock, Series D, of Webster Financial Corporation (incorporated by reference to Exhibit 3.2 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)*

Exhibit 9	Letter Agreement, dated as of October 15, 2009, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. and Webster Financial Corporation*

*	Previously filed.

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: December 14, 2009

WARBURG PINCUS PRIVATE EQUITY X, L.P.
By:	Warburg Pincus X, L.P., its general partner

By:	Warburg Pincus X LLC, its general partner

By:	Warburg Pincus Partners, LLC, its sole member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS X PARTNERS, L.P.
By:	Warburg Pincus X, L.P., its general partner

By:	Warburg Pincus X LLC, its general partner

By:	Warburg Pincus Partners, LLC, its sole member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS X, L.P.
By:	Warburg Pincus X LLC, its general partner

By:	Warburg Pincus Partners, LLC, its sole member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS X LLC
By:	Warburg Pincus Partners, LLC, its sole member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS PARTNERS, LLC
By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS & CO.
By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS LLC
By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Managing Director

CHARLES R. KAYE
By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY
By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact**

*	Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**	Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of August 5, 2009, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus X L.P., Warburg Pincus X LLC, Warburg Pincus Partners, LLC, Warburg Pincus & Co., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy*

Exhibit 2	Investment Agreement, dated as of July 27, 2009, by and between Webster Financial Corporation and Warburg Pincus Private Equity X, L.P. (incorporated by reference to Exhibit 10.1 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)*

Exhibit 3	A-Warrant, Series 1, dated as of July 27, 2009, to purchase 1,843,100 Shares of Common Stock (incorporated by reference to Exhibit 4.1 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)*

Exhibit 4	B-Warrant, Series 1, dated as of July 27, 2009, to purchase 1,175,300 shares of Common Stock (incorporated by reference to Exhibit 4.2 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)*

Exhibit 5	Form of A-Warrant, Series 2 (incorporated by reference to Exhibit 4.3 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)*

Exhibit 6	Form of B-Warrant, Series 2 (incorporated by reference to Exhibit 4.4 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)*

Exhibit 7	Form of Certificate of Designations of Perpetual Participating Preferred Stock, Series C, of Webster Financial Corporation (incorporated by reference to Exhibit 3.1 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)*

Exhibit 8	Form of Certificate of Designations of Non-Voting Perpetual Participating Preferred Stock, Series D, of Webster Financial Corporation (incorporated by reference to Exhibit 3.2 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)*

Exhibit 9	Letter Agreement, dated as of October 15, 2009, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. and Webster Financial Corporation*

*	Previously filed.

SCHEDULE I
     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”). Except as otherwise indicated, the business address of each of such persons is 450 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.
GENERAL PARTNERS OF WP

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC
David Barr	Partner of WP; Member and Managing Director of WP LLC
Alain J.P. Belda	Partner of WP; Member and Managing Director of WP LLC
Alexander Berzofsky	Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC
Mark Colodny	Partner of WP; Member and Managing Director of WP LLC
David A. Coulter	Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
Steven Glenn	Partner of WP; Member and Managing Director of WP LLC
Michael Graff	Partner of WP; Member and Managing Director of WP LLC
Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC
E. Davisson Hardman	Partner of WP; Managing Director of WP LLC
Jeffrey A. Harris	Partner of WP; Member and Managing Director of WP LLC
In Seon Hwang	Partner of WP; Member and Managing Director of WP LLC
William H. Janeway	Partner of WP; Member and Senior Advisor of WP LLC
Chansoo Joung	Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Henry Kressel	Partner of WP; Member and Managing Director of WP LLC
David Krieger	Partner of WP; Member and Managing Director of WP LLC
Kevin Kruse	Partner of WP; Member and Managing Director of WP LLC
Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC
Michael Martin	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC
Michael F. Profenius	Partner of WP; Managing Director of WP LLC
Justin Sadrian	Partner of WP; Member and Managing Director of WP LLC
Henry B. Schacht	Partner of WP; Member and Senior Advisor of WP LLC
Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC
Patrick Severson	Partner of WP; Member and Managing Director of WP LLC
John Shearburn	Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
John L. Vogelstein	Partner of WP; Member and Senior Advisor of WP LLC
Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC
Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC
WP & Co. Partners, L.P.*
Warburg Pincus Principal Partnership, L.P.**
Warburg Pincus Real Estate Principal Partnership, L.P.**
Warburg Pincus 2006 Limited Partnership**
Warburg Pincus 2007 Limited Partnership**

*	New York limited partnership; primary activity is ownership interest in WP

**	Delaware limited partnership; primary activity is ownership interest in WP
MEMBERS OF WP LLC

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP LLC, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP
David Barr	Member and Managing Director of WP LLC; Partner of WP
Alain J.P. Belda	Member and Managing Director of WP LLC; Partner of WP
Alexander Berzofsky	Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP
Julian Cheng (1)	Member and Managing Director of WP LLC
Stephen John Coates (2)	Member and Managing Director of WP LLC
Mark Colodny	Member and Managing Director of WP LLC; Partner of WP
David A. Coulter	Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
Martin D. Dunnett (2)	Member and Managing Director of WP LLC
Robert Feuer (3)	Member and Managing Director of WP LLC
Rajiv Ghatalia (1)	Member and Managing Director of WP LLC
Steven Glenn	Member and Managing Director of WP LLC; Partner of WP
Michael Graff	Member and Managing Director of WP LLC; Partner of WP
Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP
Jeffrey A. Harris	Member and Managing Director of WP LLC; Partner of WP
In Seon Hwang	Member and Managing Director of WP LLC; Partner of WP
William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP
Chansoo Joung	Member and Managing Director of WP LLC; Partner of WP
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Rajesh Khanna (4)	Member and Managing Director of WP LLC
Henry Kressel	Member and Managing Director of WP LLC; Partner of WP

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP LLC, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
David Krieger	Member and Managing Director of WP LLC; Partner of WP
Kevin Kruse	Member and Managing Director of WP LLC; Partner of WP
Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP
David Li (1)	Member and Managing Director of WP LLC
Vishal Mahadevia (4)	Member and Managing Director of WP LLC
Niten Malhan (4)	Member and Managing Director of WP LLC
Michael Martin	Member and Managing Director of WP LLC; Partner of WP
Luca Molinari (5)	Member and Managing Director of WP LLC
James Neary	Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP
Leo Puri (4)	Member and Managing Director of WP LLC
Justin Sadrian	Member and Managing Director of WP LLC; Partner of WP
Adarsh Sarma (4)	Member and Managing Director of WP LLC
Henry B. Schacht	Member and Senior Advisor of WP LLC; Partner of WP
Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP
Joseph C. Schull (6)	Member and Managing Director of WP LLC
Patrick Severson	Member and Managing Director of WP LLC; Partner of WP
John Shearburn	Member and Managing Director of WP LLC; Partner of WP
Chang Q. Sun (1)	Member and Managing Director of WP LLC
Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP
Simon Turton (2)	Member and Managing Director of WP LLC
John L. Vogelstein	Member and Senior Advisor of WP LLC; Partner of WP
Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP
Peter Wilson (2)	Member and Managing Director of WP LLC
Jeremy S. Young (2)	Member and Managing Director of WP LLC
Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP

(1)	Citizen of Hong Kong

(2)	Citizen of United Kingdom

(3)	Citizen of Hungary

(4)	Citizen of India

(5)	Citizen of Italy

(6)	Citizen of Canada
As of December 1, 2009